Exhibit 99.3

Consent of Qualified Person

Pursuant to Section 8.3 of National Instrument 43-101

Standards of Disclosure for Mineral Projects - (“NI 43-101”)

To:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Registrar of Securities, Prince Edward Island

I, Matthew C. Wunder, P.Geo., consent to the public filing of the Technical Report, titled “NI43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico, and dated effective August 31, 2017 (the “Technical Report”)" by Great Panther Silver Limited (the “Issuer”). I certify that I have read the written disclosure being filed and that it accurately represents the information in the Technical Report.

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on January 25, 2018. I certify that I have read said news release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

Signed on February 28, 2018.

/s/ Matthew C. Wunder
Matthew C. Wunder, P.Geo.

Association of Professional Geoscientists of Ontario

Qualified Person (QP) and Vice President Exploration for Great Panther Silver Limited